Exhibit 99.2

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

SERVICE FRAMEWORK AGREEMENT

THIS SERVICE FRAMEWORK AGREEMENT (the “Service Framework Agreement”) is effective as of [●].

BETWEEN

(1)	GREEN VOLT INNOVATIONS AA1 LLC, a corporation incorporated under the laws of the State of Delaware, the United States of America (Corporation No. 10118574), having its registration address at [Redacted]. Zip code [Redacted];

(2)	GREEN VOLT INNOVATIONS AA2 LLC, a corporation incorporated under the laws of the State of Delaware, the United States of America (Corporation No. 10118550), having its registration address at [Redacted]. Zip code [Redacted];

Together, as “Client”

AND

(3)	Bitmain Technologies Georgia Limited, a corporation incorporated under the laws of [Redacted], [Redacted], having its principal address at [Redacted] (“Service Provider”).

Each of the parties to this Service Framework Agreement is referred herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Client agrees to entrust the Service Provider to facilitate the provision of the Services (as defined below) at the Data Center Facility (as defined below) and Service Provider agrees to serve as an agent of the Client in accordance with the terms and conditions of this Service Framework Agreement.

WHEREAS, Client intends to purchase Hosted Servers from Service Provider and certain other parties, which are located in various countries.

WHEREAS, Service Provider agrees to allocate cloud computing power to Client upon receipt of the agreed payment from Client. Approximately three months following this initial allocation, contingent upon Client having established a qualified entity with the requisite credentials in the designated countries, the respective local entities of Client shall enter into specific agreements with Service Provider or an entity designated by the Service Provider to ensure that Service Provider provides Services for Hosted Servers.

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NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Service Framework Agreement, the parties agree as follows:

1.            DEFINITIONS AND INTERPRETATIONS

1.1.	In this Service Framework Agreement, these expressions have the following meanings:

“Actual Hosting Unit Price” means the effective unit price per kWh applicable during the relevant Billing Period under the applicable Service Order, which shall initially be the same as the Normal Hosting Unit Price set forth in such Service Order, subject to the adjustment mechanism in accordance with Article 2.2 of APPENDIX I.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Applicable Law” means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Service Framework Agreement or any activity contemplated or carried out under this Service Framework Agreement.

“Billing Period” means the period of approximate one (1) month for which Service Provider issues invoices to Client for the Services provided by Service Provider during such period, the determination of which shall follow the following principle: (a) the first Billing Period shall commence from 00:00 (Hong Kong Time) on the Initial Date until 23:59 (Hong Kong Time) on the last calendar day of the same month, and (b) each of the subsequent Billing Periods shall commence from 0:00 (Hong Kong Time) on the first calendar day of the month following the previous Billing Period until 23:59 (Hong Kong Time) on the last calendar day of such month.

“Business Day” means a day (other than Saturday or Sunday) on which banking institutions in the People’s Republic of China, Singapore, Hong Kong, and the United States of America are open generally for business.

“Control” means, in respect of an entity, (a) ownership of more than 50% of the voting rights or other equity interests of such entity, or (b) the power to direct the management or policies of such entity, whether through the ownership of more than 50% of the voting power of such entity, through the power to appoint more than half of the members of the board or similar governing body of such entity, or through contractual or other arrangements, and the term “Controlled by” shall be construed accordingly.

“Data Center Facility” means the data center facility designated by Service Provider, details of which shall be set forth in APPENDIX III hereto, where Service Provider provides the Services to Client pursuant to the applicable Service Order(s).

“Deposit” means the amount payable by Client to Service Provider equal to certain months of the theoretical amount of the Hosting Fees, based on the Hosting Quantity for the relevant Hosted Servers, calculated in accordance with the following formula: [Redacted]. To eliminate any ambiguity, the specific amount of the Deposit shall be set forth in paragraph 3.1 of the applicable Service Order.

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“Digital Assets Price” means the price of the applicable digital asset at the relevant hour (Hong Kong Time), denominated in US Dollars and published on the website of Coinmarketcap (https://coinmarketcap.com/).

“Digital Currency” means Bitcoin (BTC), Bitcoin Cash (BCH), Ether (ETH), Ether Classic (ETC), Litecoin (LTC), or USDT, USDC, BUSD, or any other digital currency as agreed between the Parties in writing.

“End-Period Meter Reading” means the meter reading of the relevant meter taken at 23:59 (Hong Kong Time) on the last day of the applicable Billing Period.

“Fiat Currency” means USD, or any other government-issued currency designated as legal tender in its country of issuance through government decree, regulation, or law.

“Force Majeure” means in the determination of either Party, any event or occurrence whatsoever beyond the reasonable control of that Party, which delays, prevents or hinders that Party from performing any obligation imposed upon that Party under this Service Framework Agreement, including to the extent such event or occurrence shall delay, prevent or hinder such Party from performing such obligation, war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and unforeseeable large-scale regional lack of electricity supplies or blackouts, and regulatory and administrative or similar action or delays to take actions of any governmental authority.

“Hosted Servers” means collectively, the cryptocurrency mining hardware and other equipment or merchandise that Client has purchased under on-rack sales and purchase agreement entered into by and between Client and a cooperation partner of Service Provider (the “BM Purchase Agreement”), dated [●], and that are hosted at the Data Center Facility pursuant to the applicable Service Order (together with any ancillary hardware equipment and other assets stored at the Data Center Facility).

“Hosting Capacity” shall have the meaning ascribed to it in the applicable Service Order.

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“Hosting Fee(s)” means the fee for the hosting services payable by Client to Service Provider during the applicable Billing Period, which shall be calculated in accordance with Article 2 of APPENDIX I. For the avoidance of doubt, in no event shall the Hosting Fee be determined in accordance with the quantity of Hosted Servers.

“Hosting Fee Ratio” means the ratio of the Hosting Fee to the Theoretical Hashrate PPS Income during the relevant period.

“Hosting Quantity” means the agreed quantity of the Hosted Servers in accordance with the applicable Service Order, for which Service Provider shall provide the Hosting Capacity, the details of which shall be set forth in paragraph 2.1 of the applicable Service Order and subject to adjustment as agreed by the Parties (if any); provided that the adjustment shall be confirmed in writing by the Parties by either emails or a supplemental agreement hereto.

“Hosting Service” means the hosting of the Hosted Servers provided to the Client, the scope of which are set forth in APPENDIX I.

“Initial Date” means the date on which the first batch of Hosted Servers for each Data Center Facility are powered on as set forth in APPENDIX III (including the allocation cloud computing power to Client).

“Minimum Power Commitment” means the commitment of power consumption of Service Provider or its Affiliate(s) pursuant to the applicable Power Purchase Agreement, the failure to utilize electrical power under which, or the failure to make payment of which regardless of the actual utilization, will constitute a breach of contract under such Power Purchase Agreement. The specific amount of the Minimum Power Commitment shall be set forth in the applicable Service Order.

“Minimum Hosting Unit Price” shall have the meaning ascribed to it in the applicable Service Order.

“Monitoring Software” means the software designated by the Parties to monitor the operation of the Hosted Servers, which shall be AntSentry (version V2 or such other version as may be upgraded from time to time) unless otherwise mutually agreed between the Parties in the applicable Service Order.

“Monthly Theoretical Hosting Fee” means the theoretical amount of the Hosting Fee for one (1) month for each Data Center Facility, which shall be calculated in accordance with the following formula: [Redacted].

“Normal Hosting Unit Price” shall have the meaning ascribed to it in the applicable Service Order.

“Online Status” shall have the meaning ascribed to it in the applicable Service Order..

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“Online Status Ratio” shall have the meaning ascribed to it in the applicable Service Order..

“Operation and Maintenance Fee” means the fee for the Operation and Maintenance Service payable by Client to Service Provider, which shall be calculated in accordance with Article 2.1 of APPENDIX II.

“Operation and Maintenance Service” means the operation and maintenance service provided by Service Provider, the scope of which are set forth in Article 1 of APPENDIX II.

“Operation and Maintenance Unit Price” means the unit price for each kWh of electrical power consumed by the Hosted Servers for provision of Operation and Maintenance Service by Service Provider, which shall be set forth in the applicable Service Order.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“Power-off Server(s)” means Hosted Server(s) that is/are powered off voluntarily by Client pursuant to Article 3 of APPENDIX I.

“Power Consumption” shall have the meaning ascribed to it in the applicable Service Order.

“Power Purchase Agreement” means the power purchase agreement, or other similar agreement for procurement of electrical power for the Data Center Facility, entered into between Service Provider or its Affiliate(s) and the relevant power supplier of the Data Center Facility.

“Rated Hashrate” means the rated hashrate stated on the factory label of the applicable Hosted Server.

“Rated Power” means the amount of the rated electrical power stated on the factory label of the applicable Hosted Server.

“Reconciliation Statement” means the statement issued by Service Provider to Client every Billing Period for reconciliation between the Parties, which shall set out details including but not limited to Power Consumption, the applicable Actual Hosting Unit Price, the Online Status Ratio, Online Average Hashrate (T/s), Power Loss, Hosting Fees chargeable, Operation and Maintenance Fee chargeable, any occurrence of interruption or suspension of any Service during such Billing Period, the form of which is set out in APPENDIX IV hereto.

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“Relevant Jurisdiction” means the [Redacted] and any other jurisdictions selected for inclusion hereunder by Service Provider from time to time..

“Service” means (a) the hosting service(s) (including the Hosting Service) and (b) Operation and Maintenance Service (if applicable) provided to Client pursuant to this Service Framework Agreement and subject to the actual service(s) agreed between the Parties in the applicable Service Order.

“Service Order(s)” means the Service Order(s) executed by the Parties in the form set out in APPENDIX III hereto, as amended from time to time in accordance with this Service Framework Agreement.

“Theoretical Hashrate PPS Income” shall have the meaning ascribed to it in the applicable Service Order.

1.2.	In this Service Framework Agreement, unless otherwise specified:

(i)	words importing the singular include the plural and vice versa where the context so requires;

(ii)	the headings in this Service Framework Agreement are for convenience only and shall not be taken into consideration in the interpretation or construction of this Service Framework Agreement;

(iii)	references to Sections, Articles and Appendix(es) are references to the articles and appendix(es) of this Service Framework Agreement;

(iv)	references to days, dates and times are to the days, dates and times of the Relevant Jurisdiction, unless otherwise indicated;

(v)	any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any re-enactment or amendment thereof for the time being in force;

(vi)	understanding and interpretation of this Service Framework Agreement shall be based on the purpose of this Service Framework Agreement and the original meaning of the context and prevailing understanding and practice in the industry, and provisions of this Service Framework Agreement and relevant Appendix(es) shall be understood and interpreted as a whole;

(vii)	the application of turnover taxes, including but not limited to sales and use tax, valued added tax and any other governmental charges and duties similar to the turnover tax, on the prices or fees stipulated within this Service Framework Agreement will be contingent upon the extant laws and regulations of the respective Relevant Jurisdiction; and

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(viii)	“$”, “US$”, “US dollar”, “US dollars”, “dollar” and “dollars” denote lawful currency of the United States of America.

2.	SCOPE OF SERVICES

Subject to the terms and conditions of this Service Framework Agreement, Service Provider shall act as the Client’s agent to facilitate the Services to be provided to Client, and Client shall receive the Services agreed in APPENDIX I as well as the services selected in APPENDIX II (if applicable).

3.	REPRESENTATIONS AND WARRANTIES; COVENANTS

3.1.	Each Party hereby makes the following representations and warranties to the other Party:

(a)	It has the full power and authority to own its assets and carry on its businesses.

(b)	The obligations expressed to be assumed by it under this Service Framework Agreement are legal, valid, binding and enforceable obligations.

(c)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, this Service Framework Agreement and the transactions contemplated by this Service Framework Agreement.

(d)	The entry into and performance by it of, and the transactions contemplated by, this Service Framework Agreement do not and will not conflict with:

(i)	any Applicable Law;

(ii)	its constitutional documents; or

(iii)	any agreement or instrument binding upon it or any of its assets.

(e)	All authorizations required or desirable:

(i)	to enable it to lawfully enter into, exercise its rights under and comply with its obligations under this Service Framework Agreement;

(ii)	to ensure that those obligations are legal, valid, binding and enforceable; and

(iii)	to make this Service Framework Agreement admissible in evidence in its jurisdiction of organization,

((i), (ii) and (iii) collectively, the “Authorizations” of such Party) have been, or will have been by the time, obtained or effected and are, or will by the appropriate time be, in full force and effect.

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(f)	It is not aware of any circumstances which are likely to lead to:

(i)	any Authorization of such Party obtained or effected not remaining in full force and effect;

(ii)	any Authorization of such Party not being obtained, renewed or effected when required or desirable; or

(iii)	any Authorization of such Party being subject to a condition or requirement which it does not reasonably expect to satisfy or the compliance with which has or could reasonably be expected to have a material adverse effect.

(g)	It is not the target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or Singapore (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (SDN) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing governmental authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and (b) the purchase of the Services will not violate any Sanctions or import and export control related laws and regulations.

4.	OPERATION ENVIRONMENT OF DATA CENTER FACILITY

4.1.	Conditions of the Data Center Facility. No later than the Initial Date and at all times up to and until the termination of this Service Framework Agreement, Service Provider shall provide or cause to be provided to Client with sufficient server rooms, server positions, racks, power load and facilities, broadband network and network facilities, security monitoring and other equipment reasonably required for the operation of the Hosted Servers under normal conditions.

4.2.	Standard Hosting Environment. Service Provider shall maintain the standard hosting environment for the Hosted Servers in accordance with the conditions set forth in the applicable Service Order.

4.3.	Title and Ownership. Client understands and agrees that the Service Provider has verified the title and ownership of the Data Center Facility. In the event of a property rights dispute, the Service Provider shall indemnify Client against any and all direct damages, suits, claims, judgments, liabilities, losses, fees, costs or expenses of any kind, that Client actually suffers (including reasonable legal fees and costs), arising out of any property rights dispute relating to the Data Center Facility, but solely to the extent the Service Provider has recovered any compensation or damages from the relevant parties. The Service Provider shall diligently pursue any and all remedies available to it against the relevant parties in respect of such property disputes at the instruction of Client. Subject to the prior written consent of Client, Service Provider reserves the right to change the Data Center Facility in which the Hosted Servers are located, as circumstances may require.

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4.4.	Access to Data Center Facility. Subject to completion of customary notice or documentation requirements for access reasonably requested by third-party service providers, Service Provider will, during the Term, and upon termination or expiry of this Agreement for any reason, provide, or arrange for, the Client and its representatives with unfettered access, at the Service Provider’s cost, to any Data Center Facility, including via any service roads, easements, private roads, or other rights of way and shall not obstruct Client from removing all or any portion of the Hosted Servers. Client shall be entitled to inspect the Hosted Servers, including in respect of the ownership of such equipment and the effective computational capacity of such equipment.

4.5.	Safety and Security.

(a)	Service Provider shall cause the applicable third-party service providers to use Industry Practices and install all necessary equipment, to ensure the safety and security of the Hosted Servers against loss or damage of any kind, including but not limited to, theft, fire, dust or sand ingress, water ingress or snow ingress.

(b)	The Service Provider shall not be liable for any compensation for incidents not directly caused by the Service Provider, including but not limited to the loss, theft, or damage of Hosted Servers, or losses due to changes in the operation environment of Data Center Facility not directly caused by the Service Provider. In the event of any accidents, such as damage, loss, or fire outbreak, etc., Service Provider shall promptly notify Client of such accident and shall diligently pursue any and all remedies available to it against the relevant parties in respect of such property disputes at the instruction of Client. If Client decides to seek compensation against the party(s) responsible for such accident, Service Provider shall provide necessary assistance.

(c)	In the event of any accidents, such as damage, loss, or fire outbreak, etc., to the extent reasonably practicable, Service Provider shall immediately notify Client of such accident, and Service Provider shall take all necessary actions to remediate such accidents as may be requested by Client.

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4.6.

Compliance with Applicable Law of Service Provider. Service Provider shall procure that the operation of the Data Center Facility, the conduct of the Service Provider’s Representatives, and the provision of Services is at all times in compliance with Applicable Laws and that any and all applicable approvals, certificates, orders, authorizations, permits and consents required for the provision of Services have been obtained no later than the Initial Date and are not revoked, cancelled or expired during the Term. It is Service Provider’s sole responsibility to maintain a safe work environment at the Data Center Facility, free from hazards and compliant with Applicable Laws including, for greater certainty, any applicable health and safety laws and regulations, unless Service Provider is acting at the specific instruction of Client. Service Provider covenants to maintain a safe work environment at the Data Center Facility and any other facility necessary for the functioning of the Data Center Facility. Service Provider shall comply with all the safety requirements under the Applicable Laws.

4.7.	Compliance with Applicable Law of Both Parties.

(d)	Each Party undertakes that it will fully comply with all Applicable Laws in relation to export and import control and Sanctions and shall not take any action that would cause the other Party or any of its Affiliates to be in violation of any export and import control laws or Sanctions. Each Party shall also be fully and exclusively liable for and shall defend, fully indemnify and hold harmless the other Party and/or its Affiliates from and against any and all claims, demands, actions, costs or proceedings brought or instituted against the other Party and/or its Affiliates arising out of or in connection with any breach by such Party of any Applicable Laws in relation to export and import control or Sanction.

(e)	Each Party acknowledges and agrees that the Services in this Service Framework Agreement are subject to the export control laws and regulations of all related countries, including but not limited to Export Administration Regulations of the United States (“EARs”). Without limiting the foregoing, neither Party shall, without receiving the proper licenses or license exceptions from all related governmental authorities, including but not limited to the U.S. Bureau of Industry and Security, distribute, re-distribute, export, re-export, or transfer any Services subject to this Service Framework Agreement either directly or indirectly, to any national of any country identified in Country Groups D:1 or E:1 as defined in the EARs. In addition, the Services under this Service Framework Agreement may not be exported, re- exported, or transferred to (a) any person or entity for military purposes; (b) any person or entity listed on the “Entity List”, “Denied Persons List” or the SDN List as such lists are maintained by the U.S. Government, or (c) an end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (x) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (y) the design, development, production, or use of missiles or support of missiles projects; and (z) the design, development, production, or use of chemical or biological weapons. Each Party further agrees that it will not do any of the foregoing in violation of any restriction, law, or regulation of the European Union or an individual EU member state that imposes on an exporter a burden equivalent to or greater than that imposed by the U.S. Bureau of Industry and Security.

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(f)	Each Party undertakes that it will not take any action under this Service Framework Agreement or use the Services in a way that will be a breach of any anti-money laundering laws, any anti-corruption laws, and/or any counter-terrorist financing laws.

(g)	The Client warrants that the Services have been paid with funds that are from legitimate sources and such funds do not constitute proceeds of criminal conduct, or realizable property, or proceeds of terrorism financing or property of terrorist. If the Service Provider receives, including but not limited to investigation, evidence collection, restriction and other measures, from any competent organizations or institutions, the Client shall immediately cooperate with Service Provider and such competent organizations or institutions in the investigation process, and the Service Provider may request the Client to provide necessary security if so required. If any competent organizations or institutions request the Service Provider to seize or freeze the Client’s Services and funds (or take any other measures), the Service Provider shall be obliged to cooperate with such competent organizations or institutions, and shall not be deemed as breach of this Service Framework Agreement. The Client understands that if any Person resident in the Relevant Jurisdiction knows or suspects or has reasonable grounds for knowing or suspecting that another Person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the Person will be required to report such knowledge or suspicion to the competent authority. The Client acknowledges that such a report shall not be treated as breach of confidence or violation of any restriction upon the disclosure of information imposed by any Applicable Law, contractually or otherwise.

5.	INSURANCE

5.1.	Client should keep, during the Term of this Service Framework Agreement, full commercial general liability insurance and property insurance covering the Hosted Servers, at its own expense.

5.2.	In the event of any damage or loss of the Hosted Servers and upon request of Client, Service Provider shall provide Client with documents and information necessary in support of the insurance claim made to the insurance company.

6.	TITLE AND OWNERSHIP OF HOSTED SERVERS

6.1.	Ownership and Title.

(a)	Service Provider acknowledges and agrees that from and after the transfer of title of the Hosted Servers pursuant to the BM Purchase Agreement Client or the third party identified by Client (the “Owner of Hosted Servers”) holds all right, title, and interest in the Hosted Servers, notwithstanding that such Hosted Servers, may become attached or affixed to, the Data Center Facility. The Service Provider shall provide the Owner of Hosted Servers with all reasonable assistance to confirm the Owner of Hosted Servers’ right, title and interest in the Hosted Servers.

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(b)	Service Provider shall not obstruct Client from removing all or any portion of the Hosted Servers from the Data Center Facility for any reason whatsoever including, without limitation, any outstanding obligations of Client owing to Service Provider hereunder and Service Provider shall diligently and expeditiously cooperate with Client for any such removal; provided Client shall reimburse Service Provider for reasonable expenses and any compensations, losses incurred in connection with such removal prior to the expiration of the Term.

6.2.	If the owner of Hosted Servers transfers all or part of the Offered Server(s) to a third party, Client shall be entitled to transfer its rights and obligations with regard to the Services attached to such Offered Server(s) hereunder to such third-party purchaser without the consent of Service Provider, and Service Provider shall provide corresponding assistance and execute the relevant documents in this regard.

7.	INDEMNIFICATION

7.1.	Each Party shall indemnify, defend, and hold the other Party and its Affiliates, and its and their officers, directors, agents, and employees, harmless from and against any third-party action, claim, suit, proceeding, demand, investigation, or charge alleging (or threatening to allege) any costs, losses, liabilities, damages, fines, judgments, fees, or expenses of any kind, that such Person actually suffers (including reasonable attorneys’ fees and court costs) directly or indirectly, as a result of, or based upon or arising out of: (i) any breach or violation of, or any inaccuracy or misrepresentation in, any representation or warranty made by such Party contained herein or in the due diligence process; (ii) any breach or violation by such Party of any covenant or agreement contained herein or in any Service Order hereunder; or (iii) any failure to comply with Applicable Law in connection with this Service Framework Agreement.

7.2.	In the event that any third party asserts claim(s) against any Person entitled to receive indemnification pursuant to Article 7.1, and the indemnifying party fails to use counsel reasonably acceptable to the indemnified party following receipt of written notice thereof from the indemnified party, the indemnified party shall be entitled to control the defense and settlement of any such claim using counsel of its own choice with the indemnifying party bearing the reasonable costs and expenses of such representation (if applicable). The indemnifying party may not settle any action, claim, suit, proceeding, demand, investigation, or charge under this Article 7 without the indemnified party’s prior written consent. For avoidance of doubt, the indemnified party shall be entitled to participate in any defense using its own counsel at its own cost.

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8.	FORCE MAJEURE

8.1.	A Party shall not be considered to be in default or breach of this Service Framework Agreement and shall be excused from performance or liability for damages to the other Party, if and to the extent that the performance of any obligation of such Party under this Service Framework Agreement (other than an obligation to make payment) is prevented, frustrated, hindered or delayed as a consequence of an event of Force Majeure, provided that:

(a)	such Party claiming to benefit under this Article 8.1 (the “Affected Party”) shall:

(i)	promptly and in any event no later than 72 hours from the occurrence of such event of Force Majeure, give the other Party (the “Non-Affected Party”) a written notice (including via email) setting out details of such event of Force Majeure; and

(ii)	as reasonably requested by the Non-Affected Party, within ten (10) calendar days from the occurrence of such event of Force Majeure, produce to the Non-Affected Party certain supporting materials evidencing such event of Force Majeure and how its occurrence prevented, frustrated, hindered or delayed the performance of the Affected Party’s obligation under this Service Framework Agreement;

(b)	the Affected Party shall take all reasonable best measures to mitigate the impact of such event of Force Majeure and shall resume normal performance of this Service Framework Agreement promptly after the removal of such event of Force Majeure, unless it is impracticable or unnecessary to resume the performance of this Service Framework Agreement.

8.2.	For the avoidance of doubt, if Service Provider is unable to perform certain Service or other obligations hereunder due to a Force Majeure Event and such performance is excused, Client’s obligations to pay fees for such Service or obligations shall be excused as well.

8.3.	If the normal performance of this Service Framework Agreement cannot be resumed within thirty (30) calendar days from the issuance of the written notice under Section 8(a)(i), and following the Parties’ good faith negotiation potential alternative proposals have not been agreed upon, either Party shall be entitled to terminate this Service Framework Agreement with immediate effect without any liability for breach of contract.

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9.	ANTI-COMMERCIAL BRIBERY

9.1.	Each Party shall not, and shall ensure its Representatives will not to, directly or indirectly, engage in any activity of commercial bribery; or provide any unjustified interests in any form including cash, cheque, credit card gifts, negotiable securities (including bonds and stocks), physical objects (including all kinds of high-end household goods, luxury consumer goods, handicrafts and collections, as well as housing, vehicles and other commodities), entertainment coupon, membership card, currency or rebate in the form of goods, kickback, non-property interests such as schooling, honor, special treatment, and employment for relatives and friends, traveling, entertaining and personal service to any Representative of the other Party in order to obtain, entice or commence any immediate or future business opportunity with the other Party, regardless of whether such actions are in response to explicit or implicit request of the other Party or the Representatives of the other Party. In the event of a breach of this Article, the non-breaching Party shall be entitled to terminate this Agreement and any other existing business cooperation with the breaching Party.

10.	DEFAULT

The following events shall constitute an event of default of a Party (each an “Event of Default” of such Party):

10.1	The failure of Client to pay an amount under this Service Framework Agreement within five (5) Business Days after Client’s receipt of payment notice issured by Service Provider;

10.2	Any bankruptcy, insolvency, reorganization, liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings that are instituted by or against such Party and are not dismissed within fifteen (15) days of the initiation of said proceedings;

10.3	Any event or circumstance occurs or exists that has a material adverse effect on the ability of such Party to perform its obligations under this Service Framework Agreement, including but not limited to the ability to return, transfer, repay, or pay any Fees or to provide any of the Services;

10.4	Any representation or warranty made by such Party hereunder proves to be incorrect or untrue in any material respect as of the date of making or deemed making thereof that has a material adverse effect on the ability of such Party to perform its obligations under this Service Framework Agreement;

10.5	Such Party notifies the other Party of its inability to or its intention not to perform its obligations hereunder, or otherwise disaffirms, rejects, or repudiates any of its obligations hereunder; or

10.6	The enactment of any Applicable Laws (including any AML/CTF Requirements, export and import control laws or Sanctions) or the issuance of any order or sanction, in each case that would prohibit the other Party from performing its obligations hereunder.

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11.	REMEDIES

11.1	Upon the occurrence and during the continuation of any Event of Default of a Party, the other Party may, in its sole and absolute discretion, by delivering such Party a Written Notice (the “Default Notice”): (1) terminate this Service Framework Agreement with immediate effect; (2) require such Party to repay any amounts due and payable hereunder; (3) power off any or all of the Hosted Servers; or (4) exercise all other rights and remedies available to such Party hereunder, under Applicable Law, or in equity.

12.	TERM AND TERMINATION

12.1.	Term. This Service Framework Agreement shall be effective upon the closing of the transactions contemplated by the BM Purchase Agreement. This Service Framework Agreement shall have a term (the “Term”) as specified in APPENDIX I and APPENDIX II (if applicable).

12.2.	The Parties acknowledge and agree that the relevant dates in this Agreement and the corresponding Service Orders are intentionally left blank, and such dates shall be separately determined by the Parties through a supplemental agreement.

12.3.	Termination. This Service Framework Agreement may be terminated prior to the expiry of the Term:

(a)	upon either Party giving a written notice to the other Party if such other Party (i) files in any court or agency pursuant to any Applicable Law, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other Party or of its assets, (b) is served with an involuntary petition against it, filed in any insolvency proceeding that is not dismissed within ninety (90) days after the filing thereof, (c) makes an assignment of the assets associated with this Service Framework Agreement for the benefit of its creditors, (d) fails to maintain or renew any material business registration license, approval or permit that is required under any Applicable Law to carry out its normal business, (e) is subject to actual or potential liquidation, winding up, or dissolution, or (f) authorizes or consummates any merger, acquisition, reorganization, consolidation, business combination or similar change-of-control transaction or series of transactions in which in excess of 50% of the voting power of the equity securities of such Party is transferred (other than transfers between affiliates);

(b)	thirty (30) days after Service Provider giving a written notice to Client if (i) the operator of Data Center Facilities for the Hosted Servers have terminated their contracts with Service Provider or operator of are materially unable to continue the provide the relevant services, (ii) Service Provider has failed to find alternative arrangements for the Hosted Servers and (iii) Service Provider has paid to Client a compensation in an amount equal to Monthly Theoretical Hosting Fee;

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(c)	thirty (30) days after Client giving a written notice to Service Provider if Client has paid to Service Provider a compensation in an amount equal to Monthly Theoretical Hosting Fee;

(d)	upon either Party giving a written notice to the other Party to terminate pursuant to Article 8.3; or

(e)	upon either Party giving a written notice to the other Party upon the occurrence and during the continuation of any Event of Default with respect to such other Party.

12.4.	Effect of Termination. Upon termination or expiry of this Agreement, without limiting any other provisions set forth in this Agreement:

(a)	Service Provider shall promptly (no later than five (5) Business Days after such termination or expiry):

a.	pay to Client any amounts owed by Service Provider to Client under this Service Framework Agreement;

b.	provide access to any Data Center Facility to retrieve the Hosted Servers, in accordance with Section 4.4 and the removal plan to be submitted by Client to Service Provider; and

c.	return all Confidential Information of Client to Client and delete all electronic copies thereof from its systems.

(b)	Client shall pay all invoiced amounts in accordance with this Agreement (no later than five (5) Business Days after such termination or expiry).

12.5.	Survival. Neither the expiration nor the termination of this Agreement will release either of the Parties from any obligation or liability that accrued prior to such expiration or termination. The following provisions of this Agreement will survive the expiration or termination of this Agreement: Section 6.1, Article 7, Section 12.3, this Section 12.4, Article 13, Article 14, Article 15, Article 16 and such other provisions that by their nature are intended to survive termination or expiration of this Agreement

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13.	CONFIDENTIALITY

13.1.	From the date of this Service Framework Agreement until the fifth (5th) year anniversary of the expiry of the Term or the earlier termination pursuant to Article 12.2, each Party hereby agrees that it will, and will cause its Affiliates and its and their respective directors, officers, employees, professional advisors, agents and other Persons acting on their behalf (collectively, “Representatives”) to hold, in strict confidence the terms and conditions of this Service Framework Agreement, all exhibits and schedules attached hereto and the transactions contemplated hereby, including their existence, and all non-public records, books, contracts, instruments, computer data and other data and information, whether in written, verbal, graphic, electronic or any other form, provided by any other Party and its Representatives (except to the extent that such information has been (a) already in such Party’s possession prior to the disclosure or obtained by such Party from a source other than any other Party or its Representatives, provided that, to such Party’s knowledge, such source is not prohibited from disclosing such information to such Party or its Representatives by a contractual, legal or fiduciary obligation to any other Party or its Representatives, (b) in the public domain through no breach of the confidentiality obligations under this Service Framework Agreement by such Party, or (c) independently developed by such Party or on its behalf without violating this Service Framework Agreement) (the “Confidential Information”).

13.2.	Notwithstanding anything to the contrary herein, each Party may disclose the Confidential Information (i) to its Affiliates and its and their respective Representatives so long as such persons are subject to appropriate nondisclosure obligations, (ii) as required by Applicable Law (including securities Laws and applicable securities exchanges rules) or requests or requirements from any Governmental Authority or other applicable judicial or Governmental Order, or (iii) in connection with any enforcement of, or dispute with respect to or arising out of, this Service Framework Agreement, or (iv) with the prior written consent of the other Party.

13.3.	This Article 13 shall survive termination of this Service Framework Agreement.

14.	INJUNCTIVE RELIEF

14.1.	Each Party acknowledges that monetary damages may not provide a remedy in the event of certain breach of such Party’s obligations to this Service Framework Agreement and therefore, in addition to any other rights of the other Party, each Party grants to the other Party the right to enforce this Service Framework Agreement by means of injunction, both mandatory (specific performance) and preventive, without the necessity of obtaining any form of bond or undertaking whatsoever, and waives any claim or defense that damages may be adequate or otherwise preclude injunctive relief.

15.	NOTICES

15.1.	All notices, requirements, requests, claims, and other communications in relation to this Service Framework Agreement shall be in writing, and shall be given or made by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified in APPENDIX I or at such other address for a Party as may be specified in a notice given in accordance with this Article 15.1.

15.2.	All such notices and other communications shall be deemed effective in the following situations:

(a)	if sent by delivery in person, on the same day of the delivery;

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(b)	if sent by registered or certified mail or overnight courier service, on the same day the written confirmation of delivery is sent; and

(c)	if sent by electronic mail, at the entrance of the related electronic mail into the recipient’s electronic mail server.

16.	GENERAL

16.1.	Liability Cap. Except as required by law or as a result of gross negligence, fraud or willful misconduct of Service Provider, in no event will Service Provider’s liability in connection with the Services or this Service Framework Agreement exceed the total amount of fees and payments Service Provider is entitled to receive under this Service Framework Agreement. Except as required by law or as a result of gross negligence, fraud or willful misconduct of Client or any fees for the services payable by Client in accordance with the terms hereof, in no event will Client’s liability in connection with the Services or this Service Framework Agreement exceed the total amount of fees and payments Service Provider is entitled to receive under this Service Framework Agreement.

16.2.	Entire Agreement and Amendment. This Service Framework Agreement, together with all Services Orders, appendixes, schedules, annexes and exhibits, constitute the full and entire understating and agreement between the Parties with respect to the subject matters hereof, and supersede all other agreements between or among any of the Parties with respect to the subject matters hereof. This Service Framework Agreement may only be amended with the written consent of both Parties.

16.3.	Assignment.

(d)	No Party may assign or transfer any of its rights, benefits or obligations under this Service Framework Agreement to any other Person without the prior written consent of the other party, except that (i) each Party may assign or transfer any of its rights or benefits under this Service Framework Agreement in whole or in part to its Affiliates upon the prior written notice to the other Party, (ii) Client may assign pursuant to Article 6.2 and (iii) Service Provider may freely assign or transfer any of its rights, benefits or obligations under this Service Framework Agreement in whole or in part to its Affiliates or to any third party in connection with the provision of the services hereunder, provided that such assignment or transfer shall not relieve Service Provider’s obligations under this Service Framework Agreement.

(e)	This Service Framework Agreement shall be binding upon and inure to the benefit of each Party to this Service Framework Agreement and its successors in title and permitted assigns. Except as otherwise expressly provided herein, nothing in this Service Framework Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Service Framework Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Service Framework Agreement.

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16.4.	Governing Law. This Agreement shall be solely governed by and construed in accordance with the laws of the State of Georgia, without regard to principles of conflict of laws. The Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Georgia for the purpose of any proceeding arising out of this Agreement. This Agreement expressly excludes and disclaims the terms of the UN Convention on Contracts of the International Sale of Goods, which convention will not apply to any transaction under this Agreement.

16.5.	Dispute Resolution. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by JAMS (Judicial Arbitration and Mediation Services) for binding arbitration in accordance with its Comprehensive Arbitration Rules and Procedures (the "Comprehensive Rules"). The arbitration shall be conducted in Houston, Texas, by a single arbitrator appointed in accordance with JAMS rules provided that such arbitrator shall be an attorney admitted to practice law in the State of Georgia or a former judge or judges who previously served in the State of Georgia. The language of the arbitration shall be English.

16.6.	Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. If, however, any provision of this Service Framework Agreement shall be invalid, illegal or unenforceable under any Applicable Law in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such Applicable Law, or, if for any reason it is not deemed so modified, it shall be invalid, illegal or unenforceable only to the extent of such invalidity, illegality or limitation on enforceability without affecting the remaining provisions of this Service Framework Agreement, or the validity, legality or enforceability of such provision in any other jurisdiction.

16.7.	Counterparts This Service Framework Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Service Framework Agreement.

[The remainder of this page is intentionally left blank for signature]

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IN WITNESS WHEREOF, the undersigned have executed this Service Framework Agreement on the date first written above.

Signed for and on behalf of Client

GREEN VOLT INNOVATIONS AA1 LLC

Signature	/s/ Zhang Xiaojun
Name: Zhang Xiaojun
Title: Director

Signed for and on behalf of Client

GREEN VOLT INNOVATIONS AA2 LLC

Signature	/s/ Zhang Xiaojun
Name: Zhang Xiaojun
Title: Director

Signed for and on behalf of Service Provider

Bitmain Technologies Georgia Limited

Signature	[Redacted]
Name: [Redacted]
Title: Director

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APPENDIX I

TERMS OF HOSTING SERVICES

1.	THE HOSTING SERVICE

(i)	Providing data center server rooms, server positions, racks, power load and facilities broad band network and network facilities, security monitoring and other equipment reasonably required for the hosting and storage of the Hosted Servers.

(ii)	Maintaining standard hosting environment for the Hosted Servers in accordance to the conditions set forth in the applicable Service Order.

(iii)	Ensuring safety and security of the Data Center Facility and the Hosted Server.

(iv)	Maintaining stable electrical power supply, network connection and overall conditions of the Data Center Facility in compliance with the Service Order.

2.	SERVICE FEE AND PAYMENT

2.1.	Fee Calculation.

(a)	If the Data Center Facility has sub-meter conditions, the Hosting Fee for each Billing Period shall be calculated according to the following formula:

[Redacted]

(b)	If the Data Center Facility does not have sub-meter conditions, the Hosting Fee for each Billing Period shall be calculated according to the following formula:

[Redacted]

The number of the Hosting Fee shall be rounded up to 3 decimal places.

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2.2.	Notwithstanding anything to the contrary herein, in the event that the actual electricity cost is higher than any agreed Hosting Unit Price between Client and Service Provider, Service Provider is entitled to, in its sole discretion, unilaterally adopt “sleep mode” for the Hosted Servers, in which case any hashrate loss shall not be counted towards the Online Status Ratio calculations. For the avoidance of doubt, when “sleep mode” is adopted for the Hosted Servers, the Client shall solely bear the cost involved.

2.3.	Other Fees. Other fees set forth in the applicable Service Order shall be paid in accordance with such Service Order on a pay-per-use basis.

2.4.	Deposit.

(a)	Payment of Deposit. For each batch of Hosted Servers under the applicable Service Order, Client shall pay to Service Provider the Deposit in accordance with such Service Order on or before the second (2nd) Business Day after the execution date of such Service Order, except as otherwise agreed by both Parties in the applicable Service Order.

(b)	Return of Deposit. Unless otherwise stipulated in the Agreement, the Deposit that has been paid by Client shall be returned to Client in full within twenty (20) Business Days from the expiration or termination of this Service Framework Agreement.

2.5.	Prepayment of Hosting Fee. Prepayments of Hosting Fee shall be made by Client to Service Provider as follows:

(a)	Prepayment. For each batch of Hosted Servers under the applicable Service Order, Client shall pay a prepayment to Service Provider in the amount of one (1) month’s Monthly Theoretical Hosting Fee calculated based on the actual quantity of such batch of Hosted Servers powered-on (the “Prepayment”) in accordance with paragraph 4.1 of such Service Order. The initial prepayment shall be made on or before the seventh (7th) Business Day from the email confirmation date for each batch of Hosted Servers as set forth in the applicable Service Order, except as otherwise agreed by both Parties in the applicable Service Order. The initial prepayment shall be used to set off the Hosting Fee and other relevant fees for the first Billing Period. The Client shall supplement the Prepayment to its full amount before the date of issuing the invoice of the second Billing Period. The Prepayment shall then be used to set off the next Hosting Fee invoice, and Client shall supplement the Prepayment to its full amount before the issuance of the immediately following invoice.

(b)	Return of Prepayment. Service Provider shall return such Prepayment in full to Client within twenty (20) Business Days from the termination or expiration of this Service Framework Agreement.

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2.6.	Invoice, Payment and Settlement Mechanism.

(a)	Invoice. Service Provider shall issue the invoice of the Hosting Fee for the previous Billing Period to Client, with the Reconciliation Statement for such Billing Period and the supporting documents proving the Power Consumption for such Billing Period (as Service Provider deems reasonably necessary) as attachments to the invoice.

(b)	Revision Against Objection and Payment. Client shall be entitled to raise to Service Provider any objection to the initial invoice (including its attachments) issued by Service Provider in accordance with Article 2.6(a) within two (2) Business Days upon its receipt of such invoice:

(i)	Except as otherwise agreed by both Parties, in the event that Client raises no objection to the initial invoice or its attachments within the aforementioned period, it shall be deemed that Client has approved the invoice and Client shall pay to Service Provider the Hosting Fee in the invoice within five (5) Business Days after Client’s receipt of the invoice.

(ii)	In the event that Client raises any objection to the initial invoice and/or its attachments within the aforementioned period, the Parties shall diligently and expeditiously cooperate to resolve the discrepancies based on the factors such as Power Consumption, Hosting Fee Ratio and Actual Hosting Unit Price (including Actual Hosting Unit Price after adjustment as agreed in accordance with this Service Framework Agreement, if applicable) within seven (7) Business Days upon Client’s raising of objection (the “Confirmation Period”). Notwithstanding the dispute, the Client should continue paying the full amount of Hosting Fee and other relevant fees for each Billing Period according to each invoice issued by the Service Provider. The Parties shall further cooperate diligently and expeditiously in the subsequent period until the discrepancies are resolved (such period, the “Dispute Period”). After the dispute is resolved, if there is any deficit between the amount Client has already paid for the previous Billing Periods and the settled amount, Client shall pay such deficit. If there is any excess between the amount Client has already paid and the settled amount, Service Provider shall return such excess.

2.7.	Payment Method of Hosting Fee. All payment of Hosting Fee pursuant to this Service Framework Agreement, including any remittance or refund of Hosting Fee, shall be made in accordance with paragraph 4.2 of the applicable Service Order. In the event that the Parties agree for the Client to pay any of its fees under this Service Framework Agreement in Digital Currency, Client shall pay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such payment (the “Return Spot Rate”), would be no less than the amount that the Service Provider would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Service Provider shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Fiat Currency, Digital Currency or other property for payment for any of the fees under this Service Framework Agreement.

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2.8.	Late Penalty Interest. Unless otherwise agreed by the Parties in writing, if Client is late in making any payment under this Service Framework Agreement for five (5) Business Days after Client’s receipt of the invoice, including but not limited to the Deposit, the Prepayment, the Hosting Fee, and fails to remedy the full payment within the next Business Day, unless the Service Provider is in breach of this Service Framework Agreement, Client shall be obligated to pay Service Provider late penalty interest at the rate of [Redacted] per day of such late payment calculated starting from the seventh (7th) Business Day after Client’s receipt of the invoice, and Service Provider shall be entitled to deduct such late penalty interest from any payments already made by Client (including but not limited to the Deposit, the Prepayment, etc.).

3.	VOLUNTARY POWER-OFF

3.1.	In the event that the Actual Hosting Unit Price for any Billing Period has been adjusted to the Minimum Hosting Unit Price in accordance with Article 2.2 of APPENDIX I, and the Hosting Fee Ratio has remained at [Redacted] or higher for a consecutive of 24*14 hours in the subsequent Billing Period, Client shall be entitled to give reasonable advance notice to Service Provider to voluntarily power off any or all of the Hosted Servers.

3.2.	Any Power-off Server may remain on rack at the Data Center Facility for a period of fourteen (14) calendar days (exclusive of the first day on which such Power-off Server is powered off, the “Voluntary Power-off Period”), during which period Client shall be entitled to give reasonable advance notice to Service Provider to re-power on such Hosted Server. At the expiration of the Voluntary Power-off Period, the Parties shall negotiate in good faith to use commercially reasonable efforts to mitigate losses, including potential alternative proposals, the cost of implementation of which shall be borne by Client unless otherwise agreed by the Parties in writing.

3.3.	During the Voluntary Power-off Period, Service Provider may, in its sole discretion, power on certain Power-off Servers to fulfill its obligation of the Minimum Power Commitment, the cost of which shall be borne by Client.

4.	TERM

Term. The Service Framework Agreement shall have a Term effective from the date of the closing of the transactions contemplated by the BM Purchase Agreement (the “Effective Date”) and expiring after the expiration of all subsequent Service Order.

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5.	NOTICE

Initial address of each Party for notices:

If to Service Provider:

Address:	[Redacted]

Attn:	[Redacted]

Email:	[Redacted]

If to Client:

Address:	[Redacted]

Attn:	[Redacted]

Email:	[Redacted]

6.	LIST OF DATA CENTER FACILITIES

The Parties hereby agree that, based on the actual business needs of the Client, two different entities may be utilized by the Client to execute the respective Service Orders. For the purpose of clarity, the Data Center Facilities and their corresponding Client entities are enumerated as follows:

[Redacted]

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7. PREVAILING PROVISION

In the event of any discrepancy between the provision of this APPENDIX I and the Service Framework Agreement, the provision in this APPENDIX I shall prevail.

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APPENDIX II

TERMS OF OPERATION AND MAINTENANCE SERVICES

It is agreed by the Parties that this APPENDIX II:

☒	is APPLICABLE, and forms a part of the Service Framework Agreement.

OR

☐	is NOT APPLICABLE, and shall not be a part of the Service Framework Agreement.

1.	THE OPERATION AND MAINTENANCE SERVICE

(i)	Monitoring and reporting the status of the Hosted Servers.

(ii)	Racking and de-racking the Hosted Servers when necessary or in accordance with the instructions of Client.

(iii)	Configuring the Hosted Servers in accordance with the written authorization of Client, including accessing the designated mining pool, setting the server ID, updating the firmware version, etc.

(iv)	Notifying Client of any planned power outage.

2.	SERVICE FEE AND PAYMENT

2.1.	Fee Calculation.

The Operation and Maintenance Fee for each Billing Period shall be calculated as follows:

[Redacted]

The number of the Operation and Maintenance Fee shall be rounded up to 3 decimal places.

2.2.	Invoice, Payment and Settlement Mechanism.

(a)	Invoice. Service Provider shall issue the invoice of the Operation and Maintenance Fee for the previous Billing Period to Client, with the Reconciliation Statement for such Billing Period and the supporting documents proving the Power Consumption for such Billing Period (as Service Provider deems reasonably necessary) as attachments to the invoice.

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(b)	Revision Against Objection and Payment. Client shall be entitled to raise to Service Provider any objection to the initial invoice (including its attachments) issued by Service Provider in accordance with Article 2.6(a) within two (2) Business Days upon its receipt of such invoice:

(i)	Except as otherwise agreed by both Parties, in the event that Client raises no objection to the initial invoice or its attachments within the aforementioned period, it shall be deemed that Client has approved the invoice and Client shall pay to Service Provider the Operation and Maintenance Fee in the invoice within five (5) Business Days after Client’s receipt of the invoice.

(ii)	In the event that Client raises any objection to the initial invoice and/or its attachments within the aforementioned period, the Parties shall diligently and expeditiously cooperate to resolve the discrepancies based on the factors such as Power Consumption, Operation and Maintenance Fee Ratio and Actual Operation and Maintenance Unit Price (including Actual Operation and Maintenance Unit Price after adjustment as agreed in accordance with this Service Framework Agreement, if applicable) within seven (7) Business Days upon Client’s raising of objection (the “Confirmation Period”). Notwithstanding the dispute, the Client should continue paying the full amount of Operation and Maintenance Fee for each Billing Period according to each invoice issued by the Service Provider. The Parties shall further cooperate diligently and expeditiously in the subsequent period until the discrepancies are resolved (such period, the “Dispute Period”). After the dispute is resolved, if there is any deficit between the amount Client has already paid for the previous Billing Periods and the settled amount, Client shall pay such deficit. If there is any excess between the amount Client has already paid and the settled amount, Service Provider shall return such excess.

2.3.	Payment Method of Operation and Maintenance Fee. All payment of Operation and Maintenance Fee pursuant to this Service Framework Agreement, shall be made in accordance with paragraph 4.2 of the applicable Service Order. In the event that the Parties agree for the Client to pay any of its fees under this Service Framework Agreement in Digital Currency, Client shall pay such amount of Digital Currency which, if converted into USD using the spot rate at the time of such payment (the “Return Spot Rate”), would be no less than the amount that the Service Provider would receive in USD. The Return Spot Rate of any such Digital Currency shall be mutually agreed by the Parties in writing. Notwithstanding the above, the Service Provider shall have, at any time, the sole and absolute discretion to determine whether to accept a certain form of Fiat Currency, Digital Currency or other property for payment for any of the fees under this Service Framework Agreement.

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2.4.	Late Penalty Interest. Unless otherwise agreed by the Parties in writing, if Client is late in making any payment under this Service Framework Agreement for five (5) Business Days after Client’s receipt of the invoice, including but not limited to the Deposit, the Prepayment, the Operation and Maintenance Fee, and fails to remedy the full payment within the next Business Day, unless the Service Provider is in breach of this Service Framework Agreement, Client shall be obligated to pay Service Provider late penalty interest at the rate of [Redacted] per day of such late payment calculated starting from the seventh (7th) Business Day after Client’s receipt of the invoice, and Service Provider shall be entitled to deduct such late penalty interest from any payments already made by Client (including but not limited to the Deposit, the Prepayment, etc.).

3.	TERM

The Appendix II shall have a Term

☒	the same as the Service Framework Agreement and Appendix I.

OR

☐	effective from [ ] and expiring on the [second (2nd)] anniversary of the Initial Date (i.e., [ ]).

4. PREVAILING PROVISION

In the event of any discrepancy between the provision of this APPENDIX II and the Service Framework Agreement, the provision in this APPENDIX II shall prevail.

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APPENDIX III

FORM OF RECONCILIATION STATEMENT

Hosting Capacity 矿场容量 （MW）	Actual Hosting Quantity 实际托管数量 （Units）	Billing Period 计费周期	Power Consumption 耗电量 (kW)	Online Status Ratio 在线率	Actual Hosting Unit Price 实际托管单价 (US$)	Online Average Hashrate 在线平均算力 (T/s)	Power Loss 电损	Total Hosting Fee 总托管费用 (US$)	Operation and Maintenance Fee (if applicable) 运维费用 (US$)

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